Exhibit 21.1

List of Subsidiaries

Subsidiary	State or Jurisdiction of Incorporation

Willis Engine Securitization Trust	Delaware

WEST Engine Funding LLC	Delaware

WEST Engine Funding (Ireland) Limited	Rep. of Ireland

Willis Lease (Ireland) Limited	Rep. of Ireland

WLFC (Ireland) Limited	Rep. of Ireland

WLFC Funding (Ireland) Limited	Rep. of Ireland

Willis Aviation Finance Limited	Rep. of Ireland

Willis Lease France	France